UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PhenomeX Inc.
(Name of Subject Company)

PhenomeX Inc.
(Name of Persons Filing Statement)

Common Stock, $0.00005 par value per share
(Title of Class of Securities)

084310101
(CUSIP Number of Class of Securities)

Scott Chaplin
Chief Legal Officer
PhenomeX Inc.
5858 Horton Street, Suite 320
Emeryville, California, 94608
(510) 858-2855
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Persons Filing Statement)

With Copies to:

Damien Zoubek, Esq.
Oliver Board, Esq.
Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue, Floor 31
New York, NY 10022
(212) 277-4000
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications related to the proposed acquisition of PhenomeX Inc., a Delaware corporation (the “Company”), by Bruker Corporation, a Delaware corporation (“Parent”), and Bird Mergersub Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to the terms of the Agreement and Plan of Merger dated August 17, 2023, among Parent, Merger Sub and the Company.

•	Exhibit 99.1: Siddhartha Kadia’s letter to employees dated August 18, 2023

The information set forth under Item 1.01, 2.03, and 9.01 of the Current Report on Form 8-K filed by the Company on August 17, 2023 (including all exhibits attached thereto) is incorporated by reference herein.

Additional Information about the Transaction and Where to Find It

The tender offer described in this communication has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Parent and Merger Sub will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC.

Investors and Company security holders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) that will be filed by Parent and Merger Sub with the SEC and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by the Company with the SEC, in their entirety when they become available, because they will contain important information, including the terms and conditions of the offer.

Once filed, these documents will be available at no charge on the SEC’s website at www.sec.gov or from the information agent that will be named in the tender offer materials.  In addition, a copy of the tender offer statement and other related documents filed with or furnished to the SEC by Parent or Merger Sub may be obtained free of charge on Parent’s website at ir.bruker.com, and a copy of the solicitation/recommendation statement and other related documents filed with or furnished to the SEC may be obtained free of charge on the Company’s website at investors.phenomex.com.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” regarding the potential acquisition of the Company.

All statements, other than statements of historical facts, including statements concerning the Company’s plans, objectives, goals, beliefs, strategy and strategic objectives, future events, business conditions, results of operations, financial position, business outlook, business trends and other information, may be forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “plan,” “potential” “predict,” “project,” “seek,” “should,” “strategy,” “target,” or “will” or the negatives of these terms or variations of them or similar terminology.

Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties.

Risks and uncertainties include, but are not limited to: the risk that the closing conditions for the proposed transaction will not be satisfied; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement entered into in accordance with the proposed transaction; uncertainty as to the percentage of Company stockholders that will support the proposed transaction and tender their shares in the offer; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; the possibility that the proposed transaction will not be completed in the expected timeframe or at all; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the Company’s common stock; and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of the Company to retain and hire key personnel and to maintain relationships with customers, vendors, employees, stockholders and other business partners and on its operating results and business generally.

A further list and descriptions of these risks, uncertainties and other factors can be found in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, including in the sections captioned “SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS” and “Item 1A. Risk Factors,” and in the Company’s subsequent Quarterly Reports on Form 10-Q, and other filings with the SEC. Copies of these filings are available online at www.sec.gov or investors.phenomex.com.